UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)*

                             Ravenswood Winery, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   754438 10 9
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1.       Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons
         (entities only):

         W. Reed Foster

2.       Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)[  ]
         (b)[  ]

3.       SEC Use Only:

4.       Citizenship or Place of Organization:

         United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With:

5.       Sole Voting Power:

         13,500 shares of Common Stock, including 5,625 shares of Common Stock issuable upon conversion of an outstanding debenture.

6.       Shared Voting Power:

         2,096,581 shares of Common Stock held by the Ravenswood Winery, Inc. Voting Trust, for which Mr. Foster serves as a trustee.

7.       Sole Dispositive Power:

         431,681 shares of Common Stock, including 418,181 shares held by the Ravenswood Winery, Inc. Voting Trust, 7,875 shares held by Mr. Foster outside the Ravenswood Winery, Inc. Voting Trust, and 5,625 shares issuable upon conversion of an outstanding debenture.

8.       Shared Dispositive Power:

         None

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:

         2,110,081 shares (includes: (i) 7,875 shares of Common Stock owned by Mr. Foster outside of the Ravenswood Winery, Inc. Voting Trust, (ii) 2,096,581 shares of Common Stock held by the Ravenswood Winery, Inc. Voting Trust, for which Mr. Foster serves as a trustee (418,181 of which are actually owned by Mr. Foster), and (iii) an outstanding debenture that gives Mr. Foster the right to acquire an additional

         5,625 shares of Common Stock. Mr. Foster disclaims beneficial ownership of 1,678,400 shares of Common Stock held by the Ravenswood Winery, Inc. Voting Trust that are not actually owned by Mr. Foster.

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

         [  ]

11.      Percent of Class Represented in Row 9:

         43.46% (percentage ownership is calculated based on 4,855,053 shares of Common Stock outstanding as of February 10, 2000 and 5,625 shares of Common Stock deemed outstanding upon exercise by Mr. Foster of his debenture, as provided by Rule 13d-3(d)(1)(i)).

12.      Type of Reporting Person (See Instructions):

                  IN

Item 1.

         (a)   Name of Issuer:

                  Ravenswood Winery, Inc.

         (b)   Address of Issuer's Principal Executive Offices:

                  Ravenswood Winery, Inc.
                  18701 Gehricke Road
                  Sonoma, CA 95476

Item 2.

         (a)   Name of Person Filing:

                  W. Reed Foster

         (b)   Address of Principal Business Office or, if None, Residence:

                  c/o Ravenswood Winery, Inc.
                  18701 Gehricke Road
                  Sonoma, CA 95476

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         (c)   Citizenship:

                  United States citizen

         (d)   Title of Class of Securities:

                  Common Stock

         (e)   CUSIP Number:

                  754438 10 9

Item 3.  Inapplicable.

Item 4.  Ownership

         (a)   Amount beneficially owned:

               2,110,081 shares (includes: (i) 7,875 shares of Common Stock owned by Mr. Foster outside of the Ravenswood Winery, Inc. Voting Trust, (ii) 2,096,581 shares of Common Stock held by the Ravenswood Winery, Inc. Voting Trust, for which Mr. Foster serves as a trustee (418,181 of which are actually owned by Mr. Foster), and (iii) an outstanding debenture that gives Mr. Foster the right to acquire an additional 5,625 shares of Common Stock. Mr. Foster disclaims beneficial ownership of 1,678,400 shares of Common Stock held by the Ravenswood Winery, Inc. Voting Trust that are not actually owned by Mr. Foster.

         (b)  Percent  of  class:

               43.46% (percentage ownership is calculated based on 4,855,053 shares of Common Stock outstanding as of February 10, 2000 and 5,625 shares of Common Stock deemed outstanding upon exercise by Mr. Foster of his debenture, as provided by Rule 13d-3(d)(1)(i)).

         (c)   Number of shares as to which such person has:

                   (i)     Sole power to vote or to direct to the vote:

                           13,500 shares of Common Stock, including 5,625 shares of Common Stock issuable upon conversion of an outstanding debenture.

                  (ii)     Shared power to vote or to direct the vote:

                           2,096,581   shares  of  Common   Stock  held  by  the
                           Ravenswood Winery, Inc. Voting Trust, for which Mr. Foster serves as a trustee.

                  (iii) Sole power to dispose or to direct the disposition of:

                           431,681 shares of Common Stock, including 418,181 shares held by the Ravenswood Winery, Inc. Voting Trust, 7,875 shares held outside the Ravenswood Winery, Inc. Voting Trust, and 5,625 shares issuable upon conversion of an outstanding debenture.

                  (iv) Shared power to dispose or to direct the disposition of:

                           None.

Item 5.           Ownership of Five Percent or Less of a Class.

                           Inapplicable.

Item 6.           Ownership of Five Percent on Behalf of Another Person.

                           Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           Inapplicable.

Item 8.           Identification and Classification of Members of the Group.

                           Inapplicable.

Item 9.           Notice of Dissolution of Group.

                           Inapplicable.

Item 10. Certification.

                           Inapplicable.

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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2000

Signature:    /s/ W. Reed Foster
             _________________________________
                  W. Reed Foster
                  Chairman of the Board and
                  Chief Executive Officer